UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

            (Mark One):

            [ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                        For the fiscal year ended December 31, 2005.

            [ ]       TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                    For the transition period from __________ to __________.

Commission File Number 1-6364

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

South Jersey Industries, Inc. 401(K) Plan

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

SOUTH JERSEY INDUSTRIES, INC.
One South Jersey Plaza
Folsom, NJ 08037

South Jersey Industries, Inc.
401(K)Plan

Financial Statements as of December 31, 2005 and 2004,
and for the Years then Ended, and Supplemental Schedules
 as of and for the Year Ended December 31, 2005, and
Report of Independent Registered Public Accounting Firm

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3
Notes to Financial Statements as of and for the Years Ended December 31, 2005 and 2004	4-9
SUPPLEMENTAL SCHEDULES:
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005	10
Form 5500, Schedule H, Part IV, Question 4a—Delinquent Participant Contributions for the Year Ended December 31, 2005	11

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
South Jersey Industries, Inc. 401(K) Plan
Folsom, New Jersey

We have audited the accompanying statements of net assets available for benefits of South Jersey Industries, Inc. 401(K) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) as of December 31, 2005 and Delinquent Participant Contributions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
June 28, 2006

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

ASSETS	2005	2004

INVESTMENTS:
Cash	$45,960	$45,304
South Jersey Industries, Inc. common stock - at fair value	75,355,057	70,692,113
Mutual Funds - at fair value	11,403,929	9,069,718
Common/Collective Trusts - at fair value	2,733,968	2,565,470
Participant Loan Funds	329,277	214,434
Pending Settlement Fund	58,702	-

Total investments	89,926,893	82,587,039

CONTRIBUTIONS RECEIVABLE:
Participants	253,766	238,932
Employer	75,929	68,758

Total contributions receivable	329,695	307,690

NET ASSETS AVAILABLE FOR BENEFITS	$90,256,588	$82,894,729

See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

ADDITIONS:
Dividends and interest	$2,971,386	$2,553,419
Net appreciation in fair value of investments	7,493,525	16,845,465
Participant contributions	3,430,083	3,251,573
Employer contributions	1,026,543	957,116

Total additions	14,921,537	23,607,573

DEDUCTIONS:
Benefits paid to participants	7,558,938	3,063,711
Administration Fees	740	122

Total deductions	7,559,678	3,063,833

INCREASE IN NET ASSETS	7,361,859	20,543,740

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	82,894,729	62,350,989

NET ASSETS AVAILABLE OR BENEFITS - End of year	$90,256,588	$82,894,729

See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF THE PLAN

        The following description of the South Jersey Industries, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

        General - The Plan is a defined contribution plan covering substantially all full time employees of South Jersey Industries, Inc. and Subsidiaries (the “Company”) and part-time employees who have one or more years of service. The Compensation Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Merrill Lynch Trust Company (“Merrill Lynch”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

        Contributions - Each year, participants may contribute up to 75% of their pretax compensation to the Plan. The Company matches 50% of a percentage of employee deferral contributions as determined by the Plan document and summarized below:

        50% of the first 6% of salary deferral contributions

▪Non-union employees hired before 7/1/2003
▪Local 95 and Local 76 union employees hired before 11/4/2004
▪Local 1293 union employees hired before 12/17/2004

        50% of the first 8% of salary deferral contributions

▪Non-union employees hired on or after 7/1/2003
▪Local 95 and Local 76 union employees hired on or after 11/4/2004
▪Local 1293 union employees hired on or after 12/17/2004
▪South Jersey Energy Service Plus employees hired on or after 4/15/2003

The Plan also allows for an after-tax contribution to the Plan of the cash equivalent of unused personal and vacation time off for the Plan year as well as providing for an additional year-end Company matching contribution for the same groups of employees eligible for the match on the first 8% of salary deferral contributions.  The additional Company matching contribution is $500 for participants with under 10 years of service and $1,000 for participants with 10 years of service or greater.

        Per the Plan guidelines, additional amounts may be contributed at the discretion of the Company’s Board of Directors. Contributions are subject to certain IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

        Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of (1) Company discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. Prior to September 2005, Company contributions were automatically invested in South Jersey Industries, Inc. Common Stock. Subsequent to September 2005, Company contributions are automatically invested in the Merrill Lynch Retirement Preservation Trust. Participants may transfer amounts related to Company contributions as soon as they are contributed to the Participants’ account, thus all investments are participant-directed. The Plan currently offers the following as investment options for participants:

Name	Objective

South Jersey Industries, Inc. Common Stock	Growth & Income
Merrill Lynch Retirement Preservation Trust	Capital Preservation
Manager Special Equity Fund	Growth
JP Morgan Large Cap Equity Growth Fund	Growth & Income
ING International Value Fund	Growth
Merrill Lynch Bond Fund	Growth & Income
Merrill Lynch Basic Value Fund	Growth & Income
Merrill Lynch S&P 500 Index Fund	Growth & Income
Lord Abbett Mid Cap Value Fund	Growth

        Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service.

        Participant Loans - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, which ever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan administrator.

        Payment of Benefits - On termination of service for any reason, a participant is eligible to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, unless the participant’s vested interest is less than $5,000, in which case the funds are automatically distributed to the participant at year-end.

Forfeited Accounts - At December 31, 2005 and 2004, forfeited nonvested accounts totaled $11,918 and $7,130, respectively. These accounts will be used to reduce future employer contributions or to pay Plan expenses. During the years ended December 31, 2005 and 2004, no forfeited amounts were used to reduce Company contributions or to pay Plan expenses.

        Plan Amendments - Effective November 1, 2004, the Plan was amended to permit eligible employees who are members of I.A.M. Locals S76, S95 and 1293 to elect to contribute as salary deferral for 2004 the ratification bonus awarded pursuant to the Memorandum of Understanding between South Jersey Gas Company and the respective Locals. Effective January 1, 2005, the Plan was amended to exclude all forms of incentive compensation (except commissions) from “Compensation,” as defined by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

        Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

        Included in the Plan’s net assets available for benefits at December 31, 2005 and 2004, are investments in Company common stock amounting to approximately $75 million and $71 million, respectively, whose value could be subject to change based upon market conditions.

        Investment Valuation and Income Recognition - Investments in South Jersey Industries, Inc. common stock are stated at market value, which represents the closing price for the stock as traded on the New York Stock Exchange. The Merrill Lynch Retirement Preservation Trust is a stable value common collective trust fund with investment income reinvested daily and is stated at a $1 unit value which represents the fair value. All other investments are stated at fair value based on quoted market prices.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $11,048,391 and $6,352,762 at December 31, 2005 and 2004, respectively.

3.	INVESTMENTS

The following is a summary of investments of the Plan that exceed 5% of the net assets available for benefits:

	December 31
	2005	2004

South Jersey Industries, Inc. common stock	$75,355,057	$70,692,113

Investments in South Jersey Industries, Inc. common stock are stated at market value, which was $29.14 and $26.28 per share at December 31, 2005 and 2004, respectively, and represents the closing price for the stock as traded on the New York Stock Exchange. Effective June 30, 2005, the Company completed a two-for-one stock split pursuant to an amendment of its Certificate of Incorporation authorizing the number of shares of common stock to be increased from 20,000,000 shares to 60,000,000 shares. The market price stated at December 31, 2004 reflects the stock split.

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,493,525 and $16,845,465 as follows:

	2005	2004

South Jersey Industries, Inc. common stock	$7,483,412	$16,137,896
Mutual Funds	49,938	701,529
Bond Funds	(39,825)	6,040
Total	$7,493,525	$16,845,465

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Certain fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid by the Plan for the investment management services were $740 and $122 for the years ended December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, the Plan held 2,585,966 and 2,689,959 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $69,783,995 and $55,410,127, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income associated with the Plan’s investments in Company common stock of $2,266,122 and $2,206,894, respectively.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 16, 2003, that the Plan and related trust, as then designed, were in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financials statements.

7.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted the following participant contributions to the trustee subsequent to the date required by Department of Labor (“D.O.L.”) Regulation 2510.3-102.

Contribution Date	Amount	Remittance Date

May 2005	$ 277,549	June 22, 2005
October 2005	$ 261,289	December 2, 2005
November 2005	$ 263,608	December 22, 2005

The Company is in the process of filing a Voluntary Fiduciary Correction Program ("VFCP") application with the D.O.L. related to the correction of the delinquent remittance of participant contributions.  As part of the correction, the Company will remit to the Plan the earnings that the contributions would have made if they had been deposited timely or, if greater the amount that an employer gained from retaining the contributions beyond the deposit deadline.  The Company has not completed its evaluation of the amount to be remitted to the Plan, however the Company does not expect the amount to be material in relation to the Plan financial statements.  The Company believes that the VFCP will allow the Plan to maintain its tax-exempt status, and that the Company will not be obligated to pay excise taxes related to these nonexempt party-in-interest transactions.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

Identity of			Current
Party Involved	Description of Asset	Cost	Value

* Merrill Lynch Trust	Cash	$45,960	$45,960
* South Jersey Industries, Inc.	South Jersey Industries, Inc. common stock	69,783,995	75,355,057
* Merrill Lynch Trust	ML Retirement Preservation Trust	2,323,994	2,323,993
* Merrill Lynch Trust	ML Retirement Preservation Trust GM	409,975	409,975
* Merrill Lynch Trust	Managers Spec Equity fund	372,494	359,264
* Merrill Lynch Trust	Managers Spec Equity GM	650,397	627,517
* Merrill Lynch Trust	Mercury TTL Ret BD Distributor	2	2
* Merrill Lynch Trust	JP Morgan EQUITY Growth	564,794	587,323
* Merrill Lynch Trust	JP Morgan EQUITY Growth GM	613,236	656,873
* Merrill Lynch Trust	JP Morgan EQUITY Growth	(2,615)	-
* Merrill Lynch Trust	JP Morgan EQUITY Growth GM	12,792	-
* Merrill Lynch Trust	ING International Value Fund CL A	1,479,873	1,492,847
* Merrill Lynch Trust	ING International Value Fund CL A GM	1,303,282	1,316,455
* Merrill Lynch Trust	ML Basic Value Fund CL A	792,360	778,449
* Merrill Lynch Trust	ML Basic Value Fund CL A GM	646,133	635,288
* Merrill Lynch Trust	ML Bond Fund - Core BD Port A	676,373	664,700
* Merrill Lynch Trust	ML Bond FD - Core BD PRT CL A GM	1,238,698	1,219,010
* Merrill Lynch Trust	ML S&P 500 Index Fund CL I	1,664,231	1,713,249
* Merrill Lynch Trust	Lord Abbt Mid Cap Val CL P	772,079	757,671
* Merrill Lynch Trust	Lord Abbt Mid Cap Val P GM	601,058	595,281
* Plan Participants	Participant Loan Fund (maturing 2006-2015	329,277	329,277
	at interest rates of 5.00%- 7.75%)
* Merrill Lynch Trust	Pending Settlement Fund	58,702	58,702

		$84,337,090	$89,926,893

* Indicates party-in-interest to the Plan.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102," was answered "yes."

Identity of Party	Relationship to Plan, Employer,
Involved	or Other Party-in-Interest	Description of Transactions	Amount

South Jersey Industries, Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.

		The May 2005 participant contributions were deposited on June 22, 2005.	$277,549

		The October 2005 participant contributions were deposited on December 2, 2005.	$261,289

		The November 2005 participant contributions were deposited on December 22, 2005.	$263,608

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Chairman of the Trust Committee of South Jersey Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

              SOUTH JERSEY INDUSTRIES, INC.

    Date:    June 29, 2006                                      BY: /s/ DAVID A. KINDLICK
                David A. Kindlick
                Chairman, Trust Committee
                Vice President and Chief Financial Officer